Sub-Item 77C:  Matters submitted to a vote of
                        security holders


     A proposal to approve a Co-Advisory Agreement between the Capital Appreciation Portfolio and Delaware
Management Company was passed by the majority of shareholders of the Portfolio at a special shareholders' meeting held on May 17, 2000, for the purpose of voting on the proposal. 3,260,945 shares were voted for the proposal, 139 shares against and 1,950 shares abstained from voting. Effective June 1, 2000, Delaware Management Company replaced Investment
Advisers, Inc. as the Portfolio's Co-Adviser.